Prospectus Supplement No. 7

Filed Pursuant to Rule 424(b)(3)

File No. 333-172630

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

17872 Cartwright Road

Irvine, California 92614

(949) 399-4500

Prospectus Supplement No. 7

(to Final Prospectus dated April 6, 2011)

This Prospectus Supplement No. 7 supplements and amends the final prospectus dated April 6, 2011 relating to the sale from time to time of up to 2,672,040 shares of our common stock by certain selling shareholders.

On June 15, 2011, we filed with the U.S. Securities and Exchange Commission (“SEC”) a Current Report on Form 8-K relating to the closing of a private placement wherein Registrant will receive gross proceeds of approximately $7.5 million and issue 2,409,795 shares of common stock and warrants entitling the investors to purchase up to 1,445,862 shares of common stock.

This Prospectus Supplement No. 7 should be read in conjunction with the final prospectus, as previously supplemented, which we refer to as the prospectus, and is qualified by reference to the prospectus except to the extent that the information in this Prospectus Supplement No. 7 supersedes the information contained in the prospectus.

Our shares of common stock are quoted on the NASDAQ Global Market and trade under the ticker symbol “QTWW.” On June 14, 2011, the last reported sale price of our common stock was $3.71 per share.

Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 9 of the Final Prospectus dated April 6, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is June 15, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): 06/14/2011

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-49629	33-0933072
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17872 Cartwright Road, Irvine, CA 92614

(Address of principal executive offices, including zip code)

(949) 399-4500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230 .425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

On June 14, the Registrant entered into Subscription Agreements with certain “accredited investors” (each, an “Investor” and collectively, the “Investors”), as such term is defined in Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the “Securities Act”), for the purchase and sale of approximately 24,098 common stock units (“Units”). Each full Unit will consist of 100 shares of the Registrant’s common stock and a warrant (“Investor Warrant”) to purchase up to 60 additional shares of the Registrant’s common stock. The purchase price for each full Unit will be $311.95. The transaction is expected to close on June 15, 2011. Upon closing, the Registrant will receive gross proceeds of $7,517,399 and issue 2,409,795 shares of common stock (“Shares”) and Warrants entitling the Investors to purchase a maximum of 1,445,862 shares of the Registrant’s common stock (“Investor Warrant Shares”). The foregoing description of the Subscription Agreements is qualified by reference to the complete terms of such Subscription Agreements, the form of which is filed herewith as Exhibit 10.1.

The Investor Warrants will have an exercise price of $3.85 per share, will not be exercisable for six months, have a five year term and contain standard anti-dilution provisions. The Investor Warrants will permit cashless exercise unless the resale of the shares underlying the Warrants have been registered under the Securities Act, in which case, they must be exercised for cash. The foregoing description of the Investor Warrants is qualified by reference to the complete terms of such Investor Warrants, the form of which is filed herewith as Exhibit 10.2.

Upon closing, the Registrant will pay its placement agent (the “Placement Agent”) a cash fee of approximately $857,248 and will issue the placement agent a retainer warrant to purchase up to 450,000 shares of common stock (“Retainer Warrant”) at an exercise price of $3.12 per share and a concession warrant to purchase up to 307,250 shares of common stock (the “Concession Warrant”) at an exercise price of $3.85 per share, for services rendered in connection with the transactions. The Retainer Warrant and Concession Warrant (collectively, the “Placement Agent Warrants”) will not be exercisable for six months following the date of issuance, have a term of seven years, permit the holder to exercise on a cashless basis and contains standard anti-dilution provisions. The foregoing description of the Retainer Warrant and Concession Warrant is qualified by reference to the complete terms of such Retainer Warrant and Concession Warrant, the forms of which are filed herewith as Exhibit 10.3 and 10.4, respectively.

The Company, the Investors and the Placement Agent will also enter into a Registration Rights Agreement pursuant to which the Company will agree to file a registration statement within 30 calendar days of closing (the “Required Filing Date”) to register the resale of the shares of common stock acquired by the Investors at closing, and to register the resale of the shares issuable upon exercise of the Investor Warrants and the Placement Agent Warrants. The Company will agree to use its best efforts to cause the registration statement to be declared effective within 60 days of the Required Filing Date (the “Required Effective Date”). In the event the Company fails to file the registration statement by the Required Filing Date, then the Company will be obligated to immediately pay the Investors as compensation for such delay an amount equal to 1.5% of the gross proceeds received from the offering of the Units. If the registration statement is not declared effective by the Required Effective Date, then the Company will be obligated to pay the Investors as compensation for such delay an amount equal to 1.5% of the gross proceeds for each 30-day period or portion thereof until the registration statement is declared effective; provided, however, the maximum aggregate amount that the Company will be obligated to pay the Investors under the Registration Rights Agreement cannot, under any circumstances, exceed 12% of the gross proceeds from the offering of the Units. The foregoing description of the Registration Rights Agreement is qualified by reference to the complete terms of such agreement, the form of which is included herewith as Exhibit 10.5.

The Units, Shares, Investor Warrants, Investor Warrant Shares, Placement Agent Warrants and shares of common stock issuable upon exercise of the Placement Agent Warrants (collectively, the “Securities”) have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act or any applicable state securities laws.

Upon closing of the transaction described above, the anti-dilution price reset provision contained in the warrants issued by the Registrant on August 19, 2008 (“August 2008 Warrants”) will be triggered. The exercise price for the August 2008 Warrants will be reset to the floor price of $38.60 and the number of shares subject to the August 2008 Warrants will be increased to 1,398,694.

Item 3.02.	Unregistered Sales of Equity Securities

The disclosures made under Item 1.01 are incorporated in this Item 3.02 by reference. The Units and Placement Agent Warrants will be issued to “accredited investors” in transactions exempt from registration pursuant to Rule 506 of Regulation D of the Securities Act and similar exemptions under applicable state securities laws. The sale of the Securities did not and will not involve a public offering and was and will be made without general solicitation or general advertising. The Investors and the Placement Agent have represented that they are accredited investors, as that term is defined in Regulation D, and that they will acquire the Securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

Item 3.03.	Material Modifications to Rights of Security Holders

The disclosure made under the last paragraph of Item 1.01 is incorporated in this Item 3.03 by reference.

Item 9.01.	Financial Statements and Exhibits

10.1 Form of Subscription Agreement

10.2 Form of Investor Warrant

10.3 Form of Retainer Warrant

10.4 Form of Concession Warrant

10.5 Form of Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

Date: June 15, 2011	By:	/s/ W. Brian Olson
W. Brian Olson
Chief Financial Officer